UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Planet Labs PBC

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

72703X106

(CUSIP Number)

Amy Keating

c/o Planet Labs PBC

645 Harrison St., Floor 4,

San Francisco, California 94107

(415) 829-3313

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 7, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 72703X106	13D	Page 1 of 6 pages

1	Names of Reporting Persons William Marshall
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 13,565,881
	8	Shared Voting Power 0
	9	Sole Dispositive Power 13,565,881
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,565,881
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.3%
14	Type of Reporting Person IN

CUSIP No. 72703X106	13D	Page 2 of 6 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of Planet Labs PBC, a Delaware public benefit corporation (the “Issuer”), whose principal executive office is located at 645 Harrison Street, Floor 4, San Francisco, CA 94107. Prior to the Business Combination (as defined below), the Issuer was known as dMY Technology Group, Inc. IV (“dMY IV”).

Item 2.	Identity and Background.

The Schedule 13D is being filed by William Marshall (the “Reporting Person”), a citizen of the United Kingdom. The business address of the Reporting Person is c/o Planet Labs PBC, 645 Harrison Street, Floor 4, San Francisco, CA 94107. The Reporting Person’s present principal occupation is Chief Executive Officer, Co-Founder and Director of the Issuer.

During the last five years, the Reporting Person has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 4 below summarizes certain provisions of the Merger Agreement (as defined below) that pertain to the securities acquired by the Reporting Person. Pursuant to the Merger Agreement, upon consummation of the Business Combination (as defined below), the Reporting Person received 10,578,793 shares of Class B common stock, par value $0.0001 per share, of the Issuer (the “Class B Common Stock”) and 4,488,288 shares of Class A Common Stock underlying stock options of the Issuer, 2,987,088 of which are vested and exercisable within 60 days of the date hereof. Shares of Class B Common Stock may be redeemed by the Reporting Person at any time for shares of Class A Common Stock on a one-to-one basis.

Item 4.	Purpose of Transaction.

Business Combination

On December 7, 2021 (the “Closing Date”), pursuant to an agreement and plan of merger, dated as of July 7, 2021 (the “Merger Agreement”), by and among dMY IV, Photon Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of dMY IV (the “First Merger Sub”), Photon Merger Sub Two, LLC, a Delaware limited liability company and wholly owned subsidiary of dMY IV, and Planet Labs Inc., a Delaware corporation (“Former Planet”), First Merger Sub merged with and into Former Planet with Former Planet being the surviving company as a wholly owned subsidiary of dMY IV (the “First Merger”). Immediately following the First Merger, Former Planet merged with and into dMY IV, with dMY IV being the surviving company (the “Second Merger” and together with the First Merger, the “Merger” and, together with the other transactions contemplated by the Merger Agreement, the “Business Combination”). Following the Business Combination, dMY IV was renamed Planet Labs PBC.

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As a result of the Merger, the Issuer directly owns 100% of the outstanding common stock of Former Planet as the surviving company in the Merger and each share of common stock of Former Planet outstanding immediately prior to the effective time of the Business Combination was cancelled and extinguished and collectively converted into the right to receive shares of Class A Common Stock and/or Class B Common Stock, in accordance with the Merger Agreement, at a ratio of approximately 1-to-1.53184 (the “Exchange Ratio”). In addition, (i) each outstanding option to purchase shares of Former Planet common stock outstanding immediately prior to the effective time of the Business Combination was cancelled and extinguished and collectively converted into the right to receive an option to acquire Class A Common Stock at the Exchange Ratio with the same terms and conditions as applied to the option immediately prior to the Closing Date, (ii) each Former Planet outstanding vested restricted stock unit award was cancelled and extinguished and collectively converted into the right to receive shares of Class A Common Stock at the Exchange Ratio, and (iii) each Former Planet outstanding unvested restricted stock unit award was cancelled and extinguished and collectively converted into the right to receive an unvested restricted stock unit award covering Class A Common Stock at the Exchange Ratio with the same terms and conditions as applied to the restricted stock unit award immediately prior to the Closing Date.

Registration Rights Agreement

On the Closing Date, in connection with the consummation of the Business Combination, the Issuer, dMY Sponsor IV, LLC, a Delaware limited liability company (the “Sponsor”), dMY IV’s directors and officers, certain of the Issuer’s directors and officers, including the Reporting Person, and certain Former Planet stockholders entered into an amended and restated registration rights agreement (as amended, the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Issuer is required to register for resale securities held by the stockholders party thereto. In certain circumstances, such stockholders can demand up to four underwritten offerings in any 12-month period, and such stockholders will also be entitled to certain piggyback registration rights. The Issuer will bear certain expenses incurred in connection with the filing of any registration statements pursuant to the Registration Rights Agreement. The Registration Rights Agreement will terminate on the earlier of (i) the five-year anniversary of the date of the Registration Rights Agreement or (ii) with respect to any applicable stockholder, on the date that such stockholder no longer holds any Registrable Securities (as defined in the Registration Rights Agreement).

Lock-Up Agreement

On the Closing Date, in connection with the closing of the Business Combination, the Sponsor, dMY IV’s directors and officers, Former Planet’s executive officers and directors who are expected to continue on as executive officers and directors of the Issuer following the Closing Date, including the Reporting Person, and other Former Planet stockholders who hold at least 5% of Former Planet common stock on an as-converted basis immediately prior to the Closing Date (collectively, the “Lock-Up Stockholders”) entered into lock-up agreements with the Issuer (each, a “Lock-Up Agreement”), which place certain restrictions on the transfer of

CUSIP No. 72703X106	13D	Page 4 of 6 pages

shares (the “Transfer Restrictions”) received by the Lock-Up Stockholders in connection with the Merger. The Transfer Restrictions will end on the earliest of: (i) the date that is 18 months after the Closing Date, (ii) the consummation of a Change of Control (as defined in the Merger Agreement), and (iii) the date on which the last reported sale price of the Class A Common Stock equals or exceeds $15.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 330 days after the Closing Date.

The foregoing descriptions of the Registration Rights Agreement and the Lock-Up Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, which are attached as exhibits to this Schedule 13D and incorporated herein by reference.

General

The Reporting Person acquired the securities described in this Schedule 13D in connection with the closing of the Business Combination and intends to review his investments in the Issuer on a continuing basis. Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the Lock-Up Agreement, the Reporting Person may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Person may engage in discussions with management, the Issuer’s board of directors, and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Class A Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change his purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

•	Amount beneficially owned: 13,565,881

•	Percent of Class: 5.3%

CUSIP No. 72703X106	13D	Page 5 of 6 pages

•	Number of shares the Reporting Person has:

•	Sole power to vote or direct the vote: 13,565,881

•	Shared power to vote: 0

•	Sole power to dispose or direct the disposition of: 13,565,881

•	Shared power to dispose or direct the disposition of: 0

The share amount reported herein consists of (i) 10,578,793 shares of Class B Common Stock held of record by the Reporting Person and (ii) 2,987,088 shares of Class A Common Stock that may be issuable within 60 days upon the exercise of stock options.

The above percentage is based on 241,542,778 shares of Class A Common Stock outstanding following completion of the Business Combination.

(c)	Except as described in Item 3 and Item 4, during the past 60 days, the Reporting Person has not effected any transactions with respect to the Class A Common Stock.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Registration Rights Agreement and the Lock-Up Agreement and are incorporated herein by reference. A copy of such agreements are attached as exhibits to this Schedule 13D and incorporated herein by reference.

The Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Amended and Restated Registration Rights Agreement, dated December 7, 2021 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on December 13, 2021).

2	Form of Lock-Up Agreement, by and among Planet Labs PBC, William Marshall and Robert Schingler Jr. (incorporated by reference to Annex H to the Registrant’s proxy statement/prospectus dated November 5, 2021).

CUSIP No. 72703X106	13D	Page 6 of 6 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 17, 2021

By:	/s/ William Marshall
Name:	William Marshall